Exhibit 99.19

VOTING Support AGREEMENT

This Agreement between Triple Flag Precious Metals Corp. (“Liberty”), Maverix Metals Inc. (the “Company”), and Peter Winters (the “Holder” and together with Liberty and the Company, the “Parties” and each a “Party”) is made this 9th day of November, 2022.

RECITALS

Liberty and the Company have entered into an arrangement agreement (the “Arrangement Agreement”) dated of even date herewith pursuant to which Liberty will acquire all of the outstanding common shares of the Company (“Company Common Shares”) by way of a plan of arrangement, under which common shareholders of the Company will receive, at their election, cash and common shares of Liberty (“Liberty Shares”), subject to pro-ration, all in accordance with the plan of arrangement (the “Proposed Transaction”).

The Holder is the owner of, or has the power to control or direct, the Company Common Shares (the “Subject Shares”) and the incentive securities including Company RSUs and Company Options (collectively, the “Subject Incentive Securities” and together with the Subject Shares, the “Subject Securities”) of the Company, as applicable, listed in Schedule A hereto; provided that, for greater certainty, the term “Subject Shares” shall include any Company Common Shares issuable upon the exercise of any Subject Incentive Securities, and the term “Subject Securities” shall include any and all Company Common Shares, Company RSUs and Company Options of which the Holder acquires beneficial ownership, or control or direction over, directly or indirectly, after the date hereof.

The Holder is an employee of the Company.

This Agreement sets out the terms and conditions on which the Holder has agreed to support the Proposed Transaction.

Capitalized terms used in this voting support agreement (this “Agreement”) and not otherwise defined herein that are defined in the Arrangement Agreement shall have the respective meanings ascribed thereto in the Arrangement Agreement.

Article 1
COVENANTS OF Holder

1.1                             The Holder hereby agrees that he or she shall:

(a)	vote (or cause to be voted) all of the Subject Shares at any meeting of the holders of Company Common Shares, and in any action by written consent of the holders of Company Common Shares (unless, and only then to the extent, prohibited by Law):

(i)	in favour of the approval, consent, ratification and adoption of the Proposed Transaction (and any actions required in furtherance thereof, including, without limitation, the issuance of Company Common Shares pursuant to the Proposed Transaction) and all other resolutions to be put to the meeting of holders of Company Common Shares in respect of the Proposed Transaction as contained in the Arrangement Agreement; and

(ii)	against any proposed action by the Company, the holders of Company Common Shares, any Company Subsidiary or any other Person: (A) in respect of any corporate transaction, such as a merger, amalgamation, arrangement, rights offering, reorganization, recapitalization, liquidation or take-over bid or similar transaction involving the Company or Company Common Shares other than the Proposed Transaction; and (B) which might reasonably be regarded as being directed towards or likely to prevent or delay the implementation or the successful completion of the Proposed Transaction, including, without limitation, any Company Acquisition Proposal; and

(b)	no later than five (5) Business Days prior to the cut-off date for the deposit of votes by proxy or voting instruction form in respect of any meeting of the holders of Company Common Shares to consider the Proposed Transaction, duly complete (or cause to be completed) and cause forms of proxy or voting instruction forms, as applicable, in respect of all the Subject Shares to be validly delivered and cause the Subject Shares to be voted in favour of the Proposed Transaction, and such forms of proxy or voting instruction forms, as applicable, shall not be revoked or withdrawn, unless the prior written consent of both Liberty and the Company has been obtained or this Agreement has been terminated pursuant to of this Agreement.

1.2                             The Holder hereby agrees that he or she shall not, directly or indirectly, except in accordance with the terms of this Agreement, as contemplated by the Arrangement Agreement or with the prior written consent of each of Liberty and the Company:

(a)	option, sell, assign, dispose of, pledge, encumber, grant a security interest in or otherwise convey any Subject Securities or any right or interest therein, or agree to do any of the foregoing;

(b)	exercise any securityholder rights or remedies available at common law or pursuant to applicable Law, or take any other action of any kind, in each case which would reasonably be regarded as likely to delay or interfere with the completion of, the Proposed Transaction;

(c)	do indirectly, including through any of its wholly-owned Subsidiaries, anything which would not be permitted to be done directly pursuant to the foregoing provisions of this Section; or

(d)	take any action to encourage or assist any other Person to do any of the prohibited acts referred to in the foregoing provisions of this Section.

1.3                             The Holder covenants to co-operate with Liberty and the Company in making all requisite regulatory filings in connection with the Proposed Transaction.

1.4                             The Holder shall at all times cause any wholly-owned Subsidiaries through which he or she beneficially owns or exercises control or direction over, directly or indirectly, Subject Securities to act in accordance with the terms of this Agreement, to the extent applicable thereto.

1.5                             To the extent applicable, the Holder irrevocably agrees to take all required action to provide for the exercise, surrender or termination of the Subject Incentive Securities in accordance with the terms and conditions of the Arrangement Agreement.

Article 2
fiduciary obligations

2.1                             Notwithstanding any other provision of this Agreement, the Company and Liberty hereby agree and acknowledge that the Holder is bound hereunder solely in his or her capacity as a securityholder of the Company and that the provisions hereof shall not be deemed or interpreted to bind the Holder in his or her capacity as an employee of the Company. Nothing in this Agreement shall: (a) limit or affect any actions or omissions taken by the Holder in his or her capacity as a director or officer of the Company (as applicable), including in exercising rights under the Arrangement Agreement and no such actions or omissions shall be deemed a breach of this Agreement; or (b) be construed to prohibit, limit or restrict the Holder from fulfilling his or her fiduciary duties as a director or officer of the Company (as applicable). The Holder acknowledges that the Arrangement Agreement imposes certain restrictions on the actions of the Company and its officers and directors.

Article 3
REPRESENTATIONS AND WARRANTIES

3.1                             The Holder represents and warrants as follows and acknowledges that each of Liberty and the Company is relying upon such representations and warranties in connection with entering into this Agreement and the Arrangement Agreement:

(a)	(i) the Holder beneficially owns, directly or indirectly, or has control or direction over, the Subject Securities as listed in Schedule A; and (ii) the Holder has no agreement or options, or rights or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by him or her or transfer to him or her of additional securities of Liberty other than the Subject Incentive Securities;

(b)	the Holder has the sole right to vote (or cause to be voted) all the Subject Shares now held, and will have the right to vote (or cause to be voted) all the Subject Shares hereafter acquired by him or her;

(c)	no Person has any agreement, option, or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer from the Holder of any of the Subject Securities or any interest therein or right thereto, including without limitation any right to vote, except Liberty pursuant to this Agreement and the Company in respect of the Subject Incentive Securities pursuant to their terms;

(d)	the execution and delivery by the Holder of this Agreement, the authorization of this Agreement by the Holder, and the performance by the Holder of his or her obligations under this Agreement, will not result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provision of: (i) any applicable Law; (ii) any note, bond, mortgage, indenture or contract or agreement to which the Holder is party or by which he or she is bound; or (iii) any judgment, decree, order or award of any Governmental Entity or arbitrator;

(e)	the Holder has the necessary power, authority, capacity and right to enter into this Agreement and to perform his or her obligations hereunder;

(f)	this Agreement has been duly executed and delivered by the Holder and constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other applicable Law affecting creditors’ rights generally, and to general principles of equity; and

(g)	the Holder has had adequate opportunity to obtain independent legal advice with respect to this Agreement and fully understands the terms contained in this Agreement.

3.2                             Liberty represents and warrants as follows and acknowledges that the Holder is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)	Liberty is a corporation duly organized under the laws of Canada and is validly existing;

(b)	Liberty has the necessary corporate power and authority to enter into this Agreement and to perform its obligations hereunder and, its execution and delivery of this Agreement and the consummation by Liberty of the Proposed Transaction have been duly authorized and, subject to the Liberty Shareholder Approval, no other corporate proceedings on its part are necessary to authorize this Agreement;

(c)	this Agreement has been duly executed and delivered by Liberty and constitutes a legal, valid and binding obligation of Liberty, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other applicable Law affecting creditors’ rights generally, and to general principles of equity; and

(d)	the authorization of this Agreement, the execution and delivery by Liberty of this Agreement and the performance by it of its obligations under this Agreement, will not result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provision of (i) its constating documents or by-laws; (ii) any applicable Law; (iii) any note, bond, mortgage, indenture or contract or agreement to which Liberty is party or by which it is bound; or (iv) any judgment, decree, order or award of any Governmental Entity or arbitrator.

3.3                             The Company represents and warrants as follows and acknowledges that the Holder is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)	the Company is a corporation duly organized under the laws of Canada and is validly existing;

(b)	the Company has the necessary corporate power and authority to enter into this Agreement and to perform its obligations hereunder and, its execution and delivery of this Agreement and the consummation by the Company of the Proposed Transaction have been duly authorized and, subject to the Company Shareholder Approval, no other corporate proceedings on its part are necessary to authorize this Agreement;

(c)	this Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other applicable Law affecting creditors’ rights generally, and to general principles of equity; and

(d)	the authorization of this Agreement, the execution and delivery by the Company of this Agreement and the performance by it of its obligations under this Agreement, will not result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provision of (i) its Constating Documents; (ii) any applicable Law; (iii) any note, bond, mortgage, indenture or contract or agreement to which the Company is party or by which it is bound; or (iv) any judgment, decree, order or award of any Governmental Entity or arbitrator.

Article 4
TERMINATION

4.1                             This Agreement shall terminate automatically upon the earlier of: (i) the Effective Time; (ii) June 30, 2023; and (iii) the termination of the Arrangement Agreement in accordance with its terms, including, without limitation, in connection with a Company Superior Proposal being accepted by the Company Board. The Agreement may also be terminated by the Holder if any of the representations and warranties of Liberty or the Company in this Agreement shall not be true and correct in all material respects.

4.2                             If this Agreement is terminated in accordance with Section 4.1, the provisions of this Agreement will become void and no Party shall have liability to any other Party, except in respect of a breach of this Agreement which occurred prior to such termination.

Article 5
GENERAL

5.1                             The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Agreement and not to any particular article, section or other portion hereof and include any agreement, schedule or instrument supplementary or ancillary hereto or thereto. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

5.2                             In this Agreement, unless the context otherwise requires, words importing the singular only shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter.

5.3                             The Holder hereby consents to the disclosure of the substance of this Agreement in any press release or the Circular and to the filing of this Agreement as may be required pursuant to applicable Laws.

5.4                             This Agreement shall not be assigned by any Party hereto without the prior written consent of the other Parties hereto. This Agreement shall enure to the benefit of the Parties and their respective successors and permitted assigns and shall be binding upon the Parties and their respective successors.

5.5                             Time shall be of the essence of this Agreement.

5.6                             Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable Laws, the Parties hereto waive any provision of Law that renders any provision of this Agreement or any part thereof invalid or unenforceable in any respect. The Parties hereto will engage in good faith negotiations to replace any provision hereof or any part thereof that is declared invalid or unenforceable with a valid and enforceable provision or part thereof, the economic effect of which approximates as much as possible the invalid or unenforceable provision or part thereof that it replaces.

5.7                             Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Party hereto shall be in writing and shall be delivered by hand to the Party hereto to which the notice is to be given, sent by electronic mail to the following address, or to such other address or number as shall be specified by a Party hereto by like notice. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by electronic mail be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 5:00 p.m. (Toronto time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

The addresses and numbers for service of each of the Parties hereto shall be as follows:

(a)	if to the Holder:

Peter Winters

[Redacted: Personal Information]

Email:                     [Redacted: Personal Information]

With a copy (which shall not constitute notice) to:

____________________________________

____________________________________

____________________________________

____________________________________

Attention:             _____________________

Email:                    _____________________

(b)	if to the Company:

Maverix Metals Inc.

575 - 510 Burrard Street

Vancouver, British Columbia V6C 3A8

Attention:             Dan O’Flaherty, Chief Financial Officer

Email:                    [Redacted: Personal Information]

With a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP

2600 - 595 Burrard Street

Vancouver, British Columbia, V7X 1L3

Attention:             Bob Wooder

Email:                    [Redacted: Personal Information]

(c)	if to Liberty:

Triple Flag Precious Metals Corp.

4535 - 161 Bay Street

Toronto, Ontario M5J 2S1

Attention:             Shaun Usmar
Email:                    [Redacted: Personal Information]

With a copy (which shall not constitute notice) to:

Torys LLP

79 Wellington St. West

Suite 3000, P.O. Box 270, TD Centre

Toronto, ON M5K 1N2

Attention:             Michael Pickersgill
Email:                    [Redacted: Personal Information]

5.8                             This Agreement, together with the agreements and other documents herein or therein referred to, constitute the entire agreement between the Parties hereto pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect to the subject matter hereof. There are no representations, warranties, covenants or conditions with respect to the subject matter hereof except as contained herein.

5.9                             This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of Ontario.

5.10                           Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the Ontario courts situated in the City of Toronto and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

5.11                           Unless otherwise stated, all references in this Agreement to amounts of money are expressed in lawful money of Canada.

5.12                           The Holder recognizes and acknowledges that this Agreement is an integral part of Liberty and the Company entering into the Arrangement Agreement, and that Liberty and the Company would not contemplate proceeding with the transactions contemplated by the Arrangement Agreement unless this Agreement was entered into by the Holder, and that a breach by the Holder of any covenants or other commitments contained in this Agreement will cause Liberty and the Company to sustain injury for which money damages would not be an adequate remedy at law. Therefore, the Holder agrees that, in the event of any such breach, each of Liberty and the Company shall be entitled to the remedy of specific performance of such covenants or commitments and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

5.13                           This Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original and all such counterparts collectively shall be conclusively deemed to be one and the same. Delivery of an executed counterpart of the signature page to this Agreement by electronic mail shall be as effective as delivery of a manually executed counterpart of this Agreement.

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IN WITNESS WHEREOF the Parties have signed this Voting Support Agreement.

TRIPLE FLAG PRECIOUS METALS CORP.

By:	Signed (“Shaun Usmar”)
	Name:	Shaun Usmar
	Title:	Chief Executive Officer

MAVERIX METALS INC.

By:	Signed (“C. Warren Beil”)
	Name:	C. Warren Beil
	Title:	General Counsel

HOLDER:

PETER WINTERS

By:	Signed (“Peter Winters”)

schedule a

ownership or control/direction of subject shares and subject incentive securities

Name	Company RSUs	Company Options	Company Common Shares
Peter Winters	0	160,728	7,736